# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasithea Therapeutics Corp., CIK 0001841330
CUSIP: 70261F202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 500, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,286,738; shared voting power 0; sole dispositive power 9,286,738; shared dispositive power 0; aggregate amount beneficially owned 9,286,738 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 422,791 shares of common stock, par value $0.0001 per share (the "Common Stock") of Pasithea Therapeutics Corp. (the "Issuer"), and (ii) 8,863,947 shares of Common Stock issuable upon exercise of pre-funded warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent is based on 33,414,448 shares of Common Stock outstanding as of May 13, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026. The pre-funded warrants contain provisions preventing such warrants from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the pre-funded warrants, without giving effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 9,286,738; shared voting power 0; sole dispositive power 9,286,738; shared dispositive power 0; aggregate amount beneficially owned 9,286,738 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 422,791 shares of Common Stock of the Issuer, and (ii) 8,863,947 shares of Common Stock issuable upon exercise of pre-funded warrants. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  The percent is based on 33,414,448 shares of Common Stock outstanding as of May 13, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026. The pre-funded warrants contain provisions preventing such warrants from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the pre-funded warrants, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 937,567; shared voting power 0; sole dispositive power 937,567; shared dispositive power 0; aggregate amount beneficially owned 937,567 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 42,680 shares of Common Stock of the Issuer, and (ii) 894,887 shares of Common Stock issuable upon exercise of pre-funded warrants. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percent is based on 33,414,448 shares of Common Stock outstanding as of May 13, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026. The pre-funded warrants contain provisions preventing such warrants from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the pre-funded warrants, without giving effect to the blocking provisions.
- Vivo Opportunity Cayman, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 937,567; shared voting power 0; sole dispositive power 937,567; shared dispositive power 0; aggregate amount beneficially owned 937,567 (9.99% of the class)
  Comment: The reported share amount represents an aggregate of (i) 42,680 shares of Common Stock of the Issuer, and (ii) 894,887 shares of Common Stock issuable upon exercise of pre-funded warrants. All securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.
  
  The percent is based on 33,414,448 shares of Common Stock outstanding as of May 13, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2026. The pre-funded warrants contain provisions preventing these warrants from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon full exercise of the pre-funded warrants, without giving effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Pasithea Therapeutics Corp.
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 500, Miami Beach, FL 33139

## Item 2. Person Filing
Name of person filing:
Vivo Opportunity Fund Holdings, L.P. and its General Partner Vivo Opportunity, LLC

Vivo Opportunity Cayman Fund, L.P. and its General Partner Vivo Opportunity Cayman, LLC
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301
Citizenship:
Vivo Opportunity Fund Holdings, L.P. is a Delaware limited partnership.

Vivo Opportunity, LLC is a Delaware limited liability company.

Vivo Opportunity Cayman Fund, L.P. is a Cayman Islands limited partnership.

Vivo Opportunity Cayman, LLC is a Cayman Islands limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Vivo Opportunity, LLC may be deemed to beneficially own an aggregate of 9,286,738 shares of the Issuer's securities, consisting of (i) 422,791 shares of Common Stock of the Issuer, and (ii) 8,863,947 shares of Common Stock issuable upon exercise of pre-funded warrants. The securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity Cayman, LLC may be deemed to beneficially own an aggregate of 937,567 shares of the Issuer's securities, consisting of (i) 42,680 shares of Common Stock of the Issuer, and (ii) 894,887 shares of Common Stock issuable upon exercise of pre-funded warrants. These securities are held of record by Vivo Opportunity Cayman Fund, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P.

The pre-funded warrants contain provisions preventing these securities from being exercised into shares of Common Stock, if such exercise would result in the holder or its affiliates obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon exercise of the pre-funded warrants in full, and do not give effect to the blocking provisions.
Percent of class:
Vivo Opportunity Fund Holdings, L.P.: 9.99%
Vivo Opportunity, LLC: 9.99%
Vivo Opportunity Cayman Fund, L.P.: 9.99%
Vivo Opportunity Cayman, LLC: 9.99%
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P.: 9,286,738 shares
Vivo Opportunity, LLC: 9,286,738 shares
Vivo Opportunity Cayman Fund, L.P.: 937,567 shares
Vivo Opportunity Cayman, LLC: 937,567 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P.: 9,286,738 shares
Vivo Opportunity, LLC: 9,286,738 shares
Vivo Opportunity Cayman Fund, L.P.: 937,567 shares
Vivo Opportunity Cayman, LLC: 937,567 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity, LLC, General Partner (08/14/2026)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)
- Vivo Opportunity Cayman Fund, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member of Vivo Opportunity Cayman, LLC, General Partner (08/14/2026)
- Vivo Opportunity Cayman, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (08/14/2026)